130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
November 29, 2017	No. 17-17

Avalon Releases Annual Sustainability Report with 2017 Annual Filings

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce the release of its sixth comprehensive Sustainability Report entitled Concentrating on Cleantech Materials Production (the "2017 Sustainability Report") along with the release of its 2017 annual filings. The 2017 Sustainability Report is available from the Company's website at http://www.avalonadvancedmaterials.com/sustainability/2017-sustainability-report.

The 2017 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Standards, core option. Avalon advanced its sustainability reporting this year, with the early transition to the GRI’s Standards: a streamlined guidance launched in October 2016, replacing the GRI G4 guidelines used previously.

The 2017 Sustainability Report focuses on the social, environmental and economic issues that are most material to the Company. It also incorporates a self-assessment of Avalon’s 2017 fiscal year sustainability performance and sets targets for 2018 against the applicable Toward Sustainable Mining indicators defined by the Mining Association of Canada.

Don Bubar, President and CEO comments, “Sustainability is integral to support our mission of building a profitable cleantech materials business that embraces high performance in areas of social and environmental responsibility. Transparently reporting to our stakeholders is a strategic advantage that we believe will ultimately lead to enhanced shareholder value. We will continue to pursue sustainability in all areas of our business and promote improved mineral industry practices with investors, potential partners and government.”

The Company has also completed the filings of its Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for its fiscal year ended August 31, 2017. Copies of these filings are available on the Company’s website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/, through SEDAR at http://www.sedar.com or through EDGAR at http://www.sec.gov.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2017 Sustainability Report by email to ir@AvalonAM.com or by regular mail to Investor Relations, Avalon Advanced Materials Inc., 130 Adelaide Street West, Suite 1901, Toronto, ON M5H 3P5.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company focused on technology metals and minerals. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the social, environmental and economic issues that are most material to the Company, the Company’s targets for 2018 against the applicable Toward Sustainable Mining indicators, that Avalon will continue to pursue sustainability in all areas of its business and promote improved mineral industry practices. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities law.